CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

August 3, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Juan Migone

Re:	China Green Agriculture, Inc. Form 10-K for the fiscal year ended June 30, 2009 File No.: 001-34260

Dear Mr. Migone:

China Green Agriculture, Inc., a Nevada corporation (the “Company”), is in receipt of the verbal comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”)  provided to Elizabeth F. Chen, Esq., securities counsel to the Company, during a telephone conference on July 21, 2010 regarding the Company’s response letter to the Commission dated June 18, 2010 on the subject matter (the “June 18 Letter”).  We hereby submit this letter in response to the Comments.  The Comments are paraphrased in italics below, followed by the responses of the Company.

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 14 – Income Taxes, page F-17

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Please clarify that the company, taken as a whole, is not completely tax free. As a result, please revise the last sentence in Footnote 14 to the Company’s Consolidated Financial Statements, which states that “Due to non-operation in U.S. and tax free status in China, the Company had no deferred tax for the fiscal year ended June 30, 2009 and 2008.” In that sentence, the reference to “tax free status in China” is inaccurate.

Response:

We agree that the reference to “tax free status in China”  in footnote 14 (“Footnote 14”) to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (the “Form 10-K”) is inaccurate and we have revised Footnote 14 accordingly. We also replaced the reconciliation table included therein with a more comprehensive one to reflect the breakdowns at each operating subsidiary’s level.  Please refer to the revised Footnote 14 set forth on Appendix A attached hereto.

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CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

2.	Please clarify that the company has nominal deferred tax, instead of stating the Company does not have or record any deferred tax.

Response:

We had nominal deferred tax on a gross basis for the fiscal years ended June 30, 2009 and 2008; however, we did not have any deferred tax on a net basis in those periods. We have clarified this in our revised Footnote 14 set forth on Appendix A attached hereto.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Ken Ren Ken Ren Chief Financial Officer

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Appendix A to the response letter to the Commission dated August 3, 2010

NOTE 14 - INCOME TAXES

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

 The provision for income taxes as of June 30, 2009 and 2008 consisted of the following:

	2009	2008

Current income tax - Provision for China income and local tax	$2,331,548	$692,474
Deferred taxes	-	-

Total provision for income taxes	$2,331,548	$692,474

Beginning January 1, 2008, in the People's Republic of China (PRC) the new Enterprise Income Tax (“EIT”) law replaced the then existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate then applicable to both DES and FIEs. The two year tax exemption and three year 50% tax reduction tax holiday for production-oriented FIEs was eliminated. Since January 1, 2008, TechTeam Jinong became subject to income tax in China at a rate of 15%, as a result of the expiration of its tax exemption on December 31, 2007, it made provision for income taxes as of June 30, 2009 and 2008 of $2,331,548 and $692,474, respectively, which is mainly due to the operating income from TechTeam Jinong. Xi’an Jintai was exempt from paying income tax for calendar 2008 as it produces the products which fall into the tax exemption list issued by the government.

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Appendix A to the response letter to the Commission dated August 3, 2010

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate as of June 30, 2009 and 2008:

FY 2008	China 15%		United States 34%		Total

Pretax income (loss)	10,717,921		(2,246,920)		8,471,001
Expected incom tax expense (benefit)	1,607,688	15.00%	(763,953)	34.00%
Nontaxable income on Jintai	(296,230)	-2.76%
Nontaxable income on Jinong	(618,984)	-5.78%
Change in valuation allowance on deferred tax asset
from US tax benefit			763,953	-34.00%
Actual tax expense	692,474	6.46%	0	0.00%	8.17%

FY 2009	China 15%		United States 34%		Total

Pretax income (loss)	18,188,877		(1,392,907)		16,795,970
Expected incom tax expense (benefit)	2,728,332	15.00%	(473,588)	34.00%
Nontaxable income on Jintai	(366,936)	-2.02%
Nontaxable income on Jinong	(29,848)	-0.16%
Change in valuation allowance on deferred tax asset
from US tax benefit			473,588	-34.00%
Actual tax expense	2,331,548	12.82%	0	0.00%	13.88%

Although the Company did not have any operating income in the U.S. for the fiscal years of 2009 and 2008, it incurred various expenses in the U.S. including but not limited to stock exchange application and listing fees, registration fees of the Commission, legal and investor relations fees, professional fees payable to qualified tax consultants and auditors and compensation expenses to the Company’s officers and independent directors. Accordingly, the Company’s U.S. operations have deferred taxes in the form of net operating losses (“NOLs”). However due to the uncertainty that some or all of the deferred tax assets will not be realized in the coming years, the Company recorded a full valuation allowance against its nominal deferred tax assets and thus had no deferred tax on a net basis for the fiscal year ended June 30, 2009 and 2008, respectively.

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